May 16, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Ms. Kimberly Landry
Chief Executive Officer
Luna Technologies International, Inc.
61B Fawcett Road
Coquitlam, British Columbia, Canada V3K 6V2

Re:	Luna Technologies International, Inc.
	Registration Statement on Form SB-2
	Filed May 2, 2006
File No. 333-133727

Dear Ms. Landry:

	We limited our review of the filing to the issues addressed in our comments.

	Where indicated, we think that you should revise the document in response to the comment. If you disagree, we will consider your explanation why the comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comment or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Explanatory Note, page 3

1. Update the disclosure to reflect completion of our review of the preliminary information statement. As appropriate, continue to update the disclosure to reflect the status of the amendment to the certificate of incorporation.

Risk Factors, page 6

2. Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the second, fourth, fifth, and sixteenth risk factors. State succinctly the risk that flows from the fact or uncertainty.

3. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that Luna will require additional capital commitments during 2006 to sustain its operations.
Specify
the known or estimated amount of additional capital commitments that
Luna will require during 2006 to sustain its operations.

* The second risk factor states that Luna may incur significant expenditures for research and development of new products or improvement to existing products. Quantify the known or estimated amount of expenditures that Luna expects to incur for research and development of new products or improvement to existing products during the next 12 months.

* The third risk factor states that Luna will need additional financing to develop its products and services and to meet its capital requirements. Specify the known or estimated amount of additional financing that Luna will need to develop its products and services and to meet its capital requirements.

* The fourth risk factor states that Luna is at risk for foreign currency exchange fluctuations because its operations are located in
Canada. Quantify exchange losses, if any, during the periods presented in the financial statements.

4. Avoid generic conclusions in the risk factors` headings and discussions such as Luna`s results of operations, business, or financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the second, third, and sixth risk factors. Rather, explain specifically what the risk`s consequences or effects are for Luna and its securityholders.

5. Some risk factors include language like "We cannot give any assurance," "There can be no assurance," "There can be no guarantee,"
"there can be no assurance," "there is however no guarantee," and "there can be no assurances." For example, refer to the first, second, third, fifth, sixth, seventh, and eighth risk factors. Since the risk is the situation described and not Luna`s inability to assure or guarantee, please revise.

6. Disclosure in the financial statements` note 8 states that one customer accounted for approximately 67% of Luna`s sales during the fiscal year ended December 31, 2005. Disclosure in the business section states that it is Luna`s opinion that this customer`s loss would not have a material adverse effect. Absent additional disclosure, it is unclear whether Luna has a reasonable basis for its opinion. Please revise the disclosure in the business section, and, if appropriate, provide risk factor disclosure on concentration of customers.

7. Disclosure indicates that Luna`s directors and officers reside outside of the United States. Include risk factor disclosure of the difficulty that may arise in attempting to effect service of process on them in Canada or in enforcing a judgment against Luna`s assets located outside of the United States.

Exhibits

8. Include an updated legality opinion that refers to this registration statement.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, Luna may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If Luna thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Luna and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Luna requests acceleration of the registration statement`s effectiveness, Luna should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Luna from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Luna may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Luna provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or
Christopher
B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
					     Assistant Director


cc:	Gregory Sichenzia, Esq.
	Marcelle S. Balcombe, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Ms. Kimberly Landry
May 16, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE